UG 2-27-02



02005045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 48994

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



RECEIVED FEB 22 2002

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oracle Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13911 Ridgedale Drive, Suite 402

(No. and Street)

Minnetonka	Minnesota	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa Elshaug (952) 591-4008

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Holmquist CPA

(Name — *if individual, state last, first, middle name*)

18300 Minnetonka Blvd., Suite 208, Deephaven, Minnesota 55391

(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2002 THOMSON FINANCIAL

3/11/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Teresa Elshaug, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oracle Investments, Inc., as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Teresa Elshaug
Signature

Chief Financial Officer
Title

Michael Holmquist
Notary Public


MICHAEL HOLMQUIST
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael Holmquist, Ltd.
18300 Minnetonka Blvd., Suite 208
Deephaven, MN 55391-3272
Certified Public Accountant (952) 476-7440 (800) 437-9851 Fax (952) 476-7459 Email holmquistcpa@aol.com
Tax Advisor • Financial Planning • Accounting & Compilation Services
Member American Institute of CPAs

To the Stockholder of
Oracle Investments, Inc.
13911 Ridgedale Drive, Suite 402
Minnetonka, Minnesota 55305-1777

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheets of Oracle Investments, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oracle Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. See table of contents on next page.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules following the notes to financial statements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 6, 2002



Oracle Investments, Inc.
Audited Financial Statements
December 31, 2001 and 2000

Table of Contents

Oracle Investments, Inc.
Balance Sheets
December 31, 2001 and 2000

		2001		2000
ASSETS				
Current Assets				
Cash	$	6,822	$	14,993
Clearing Deposit		25,000		25,000
Commissions Receivable		15,919		8,465
Other Receivables		604		222
Prepaid Expenses		4,180		5,120
Total Current Assets		52,525		53,800
Property and Equipment		44,267		42,188
Accumulated Depreciation		(38,076)		(33,773)
Net Property and Equipment		6,191		8,415
Other Assets				
Investments - marketable		36,316		26,921
Investments - restricted		-		46,100
Investments Total		36,316		73,021
Security Deposits		1,350		1,350
Total Assets	$	96,382	$	136,586
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Accounts Payable	$	12,505	$	5,929
Total Liabilities, all current		12,505		5,929
Stockholders' Equity				
Common Stock; 1,000,000 shares $.01 par value authorized, 26,000 shares issued and outstanding		260		260
Treasury Stock - 7,000 shares		(70)		-
Additional Paid In Capital		117,310		129,740
Retained Earnings		(33,623)		657
Total Stockholders' Equity		83,877		130,657
Total Liabilities And Stockholders' Equity	$	96,382	$	136,586

See independent auditor's report and
notes to financial statements

Oracle Investments, Inc.
Statements of Income
For the years ended December 31, 2001 and 2000

	Year Ended 12/31/01	Year Ended 12/31/00
Revenue		
Commission Revenue	$ 175,854	$ 255,241
Fee Income	7,983	824
Interest Participation	7,442	7,587
Investment Gains (Losses)	(29,436)	1,122
Interest Income	3,865	6,940
Total Revenue	165,708	271,714
Expenses		
Amortization	-	281
Commissions and Salaries	78,667	138,994
Company pension contribution	11,800	-
Clearing Fees	26,961	42,682
Depreciation	4,303	7,104
Data Line Rent and Services	8,686	10,560
Employee Benefits	7,843	7,496
Licenses and Fees	4,202	5,115
Meals and Entertainment	3,728	6,714
Office Expense	3,725	5,495
Office Rent	18,814	18,144
Payroll Tax Expense	6,172	8,422
Postage and Delivery	785	757
Legal and Accounting	6,488	5,375
Research and Subscriptions	799	2,414
Telephone	5,252	6,234
Travel	10,021	256
Training	208	290
Loss on Asset	-	3,338
Other Expenses	1,534	1,757
Total Expenses	199,988	271,428
Net Income (Loss)	$ (34,280)	$ 286

See independent auditor's report and
notes to financial statements

Oracle Investments, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2001 and 2000

	Capital Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances at 12/31/99	$ 260	$ -	$ 129,740	$ 371	$ 130,371
Net Income (Loss) 2000	-	-	-	286	286
Balances at 12/31/00	260		129,740	657	130,657
Redemption of Common Stock		(70)	(12,430)		(12,500)
Net Income (Loss) 2001	-	-	-	(34,280)	(34,280)
Balances at 12/31/01	$ 260	$ (70)	$ 117,310	$ (33,623)	$ 83,877

See independent auditor's report and
notes to financial statements

Oracle Investments, Inc.
Statements of Cash Flows
For the years ended December 31, 2001 and 2000

	Year Ended 12/31/01	Year Ended 12/31/00
Cash flows from Operating Activities		
Net income (loss)	$ (34,280)	$ 286
Adjustments to reconcile net income to net cash from operating activities		
Loss on sale of investments	29,436	-
Depreciation	4,303	7,104
Amortization of intangible assets	-	281
Change in accounts receivable	(7,836)	17.755
Change in prepaid expenses	940	3,192
Change in accounts payable	6,576	(6,675)
Change in accrued sales commissions	-	(4,295)
Total adjustments	33,419	17,362
Net cash provided (used) by operating activities	(861)	17,648
Cash flows from (used by) financing activities:		
Stock redemption	(12,500)	-
Cash flows from (used by) investing activities:		
Purchases of Equipment	(2,079)	(2,638)
Disposals of Equipment		3,338
Net Equipment	(2,079)	700
Net proceeds from restricted investments	16,664	-
Net increase in marketable investments	(9,395)	(6.623)
Net cash provided (used) by investing activities	5,190	(5,923)
Net increase (decrease)	(8,171)	11,725
Cash at Beginning of Year	14,993	3,268
Cash at End of Year	$ 6,822	$ 14,993
Cash payments for income taxes	$ 193	$ -

See independent auditor's report and notes to financial statements

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Oracle Investments, Inc. (the Company) is a registered investment securities broker-dealer. The Company was incorporated in September 1995 under the laws of the State of Minnesota and became a registered securities broker-dealer in May 1996. As a securities broker-dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). In addition, the Company is subject to the regulations of states in which it does business. The Company is also required to supervise its registered representatives. All clearing and settling of trades is through RBC Dain Correspondent Services, Inc. located in St. Louis, Missouri. RBC Dain maintains all customer accounts for the Company's customers.

Securities transactions

The Company's financial statements are prepared using the accrual method. The Company earns commissions on customer securities trading activity and records such revenue when earned. Receivables and payables from customer securities transactions are recorded on a settlement day basis, which is generally the third business day following the trade date. Trading profit or loss of the Company is recorded on the day a trade settles.

Cash

The cash accounts comprise cash held at banks. At certain times, cash in banks may exceed FDIC insurance limits. The Company's clearing deposit is held at RBC Dain Correspondent Services and is not FDIC insured.

Income tax

The Company's taxable income or loss is reported on the annual corporation income tax return, and tax due is paid. Tax consists of amounts currently due plus any deferred tax. There was no significant amount of current or deferred tax expense in 2001 or 2000, and no current or deferred tax payable at December 31, 2001 and 2000.

Concentration of credit risk and off balance sheet risk

Customer securities transactions are generally cash basis. However, customers' securities transactions may result in credit risk to the Company if customers are unable to fulfill their trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill customers' settlement obligations. The Company bears this risk of loss associated with transactions executed but not settled.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting estimates

Management uses estimates in preparing its financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates. Significant estimates include the estimated fair market value of investments; it is reasonably possible that these estimates may change in the future.

Property and equipment

Property and equipment consists of office furniture, office equipment, and office leasehold improvements stated at cost. Expenditures for renewals and improvements that add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses directly. Depreciation is computed using the straight-line and accelerated methods:

Office furniture and equipment	3-7 years
Leasehold improvements	Life of lease

Amortization

Organization costs of $1,990 were amortized on a straight-line basis over a five year period, and are fully amortized.

Pension plan

The company maintains a defined contribution pension plan.

Company stockholders

During 2001 one of the Company's stockholders voluntarily surrendered his shares and redeemed his paid in capital in a negotiated settlement. At December 31, 2001 the Company had only one stockholder.

2. LEASES

The Company leases its office space under a noncancellable agreement which expires on October 31, 2002. The Company also rent data processing access under a noncancellable agreement which expires in 2002. The total minimum rental payments required under these leases are as follows:

2001	$ 20,753
2002	$ 16,648

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $70,064, which was $20,064 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2001 was .18 to 1.

4. RULE 15c3-3 EXEMPTION

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (K)(2)(i) and therefore is not required to make the periodic computations for determination of reserve requirements. In addition, information relating to possession and control requirements is not required.

5. INVESTMENTS - MARKETABLE

Money Market account at Dain Rauscher (FMV)	$ 815
Securities held at Dain Rauscher:	
FHLMC 6.375% note, due 7/5/11, cost $6,969	7,072
FHLB 6.325% note, due 7/11/11, cost $9,942	10,206
FHLB note 6.787%, due 6/13/16, cost $10,000	10,141
FHLMC REMIC 1842-EB 8% note, due 10/15/23, cost $8,395	8,082
Total Government securities; all marketable; at fair market value	35,501
TOTAL INVESTMENTS at 12/31/01	$ 36,316

6. INVESTMENTS - RESTRICTED

At December 31, 2000 the Company held 2,000 restricted shares of NASDAQ Stock Market, Inc. valued at their total cost of $26,000.

At December 31, 2000 the Company held restricted warrants to purchase 6,000 shares of NASDAQ Stock Market, Inc. valued at their total cost of $20,100.

The stock and warrants dropped in value during 2001. The stock was sold to the Company's stockholder for $16,000 in 2001.

The warrants were transferred to the Company's stockholder as $15 compensation in 2001. The Company realized a loss in 2001 of $30,085 on these transactions.

7. INVESTMENT GAINS AND LOSSES

Investment gain for the year ended 12/31/00 includes $94 realized and $1,028 unrealized gains, and for the year ended 12/31/00 includes $29,879 realized losses and $442 unrealized losses.

Oracle Investments, Inc.

SUPPLEMENTARY SCHEDULES

Oracle Investments, Inc.

Computation of net capital under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2001

1.	Total ownership equity		$ 83,877
2.	Deduct ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		83,877
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		83,877
6.	Deductions and/or changes:		
	A. Total non-allowable assets from Statement of Financial Condition	$ 12,148	
	B. Secured demand note deficiency	-	
	C. Commodity futures contracts and spot commodities proprietary capital changes	-	
	D. Other deductions and charges	-	
	E. Total deductions and charges		12,148
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		- 71,729
9.	Haircuts on securities:		
	A. Contractual securities commitments	-	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities		
	1. Exempted securities	-	
	2. Debt securities	1,592	
	3. Options	-	
	4. Other securities	73	
	D. Undue concentration	-	
	E. Other	-	1,665
10.	Net capital		$ 70,064

(Continued on next page)

Oracle Investments, Inc.

Computation of net capital under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2001

(continued from previous page)

Computation of aggregate indebtedness:	
Total aggregate indebtedness liabilities from balance sheet	$ 12,505
Total aggregate indebtedness	12,505
Computation of basic net capital requirement:	
Capital requirements:	
$50,000 or 6 2/3% of aggregate indebtedness, whichever is greater	50,000
Net capital in excess of requirements	20,064
Net capital, as above	$ 70,064
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 68,813
Ratio: Aggregate indebtedness to net capital	.18 to 1

No reconciliations deemed necessary since no material differences were noted.

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Oracle Investments, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2001.

Information relating to Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2001

The Company does not carry customer securities accounts. Therefore, the calculation of the reserve requirement and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable.

Oracle Investments, Inc.

Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2001

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2001 (for which instructions to reduce to possession or control had been issued as of December 31, 2001) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3: Not applicable

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001 excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3: Not applicable

Michael Holmquist, Ltd.

18300 Minnetonka Blvd., Suite 208
Deephaven, MN 55391-3272

Certified Public Accountant (952) 476-7440 (800) 437-9851 Fax (952) 476-7459 Email holmquistcpa@aol.com

Tax Advisor • Financial Planning • Accounting & Compilation Services
Member American Institute of CPAs

Report of independent accountant on internal accounting control required by SEC Rule 17a-5

To the Stockholder of Oracle Investments, Inc.

In planning and performing my audit of the financial statements of Oracle Investments, Inc. (the Company) for the year ended December 31, 2001, I considered its internal controls, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g): (i)in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (ii) for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) Making the quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and to assess whether the controls can be expected to achieve the Commissions above-mentioned objectives. Two of the objectives of internal controls are: (1)provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; (2)transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the internal control practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal controls, errors or fraud may occur and not be detected. Also, projection of any evaluation of controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal controls would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal controls that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that internal controls that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that controls that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on the understanding and my study, I believe that the Company's internal controls were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used by anyone other than these specified parties.

February 6, 2002

